Exhibit 21.1

Subsidiaries of Vsource, Inc.

Name	Jurisdiction of Incorporation
Virtual Source, Inc.	Nevada
Vsource (USA) Inc.	Delaware
Vsource (California) Inc.	California
Vsource (Texas) Inc.	Texas
Vsource (Japan) Limited	Japan
Vsource (CI) Ltd	Cayman Islands
Vsource (Asia) Ltd	Hong Kong
Vsource (Malaysia) Berhad	Malaysia
Vsource (Australia) Pty Ltd	Australia
Vsource (BVI) Ltd	British Virgin Islands
Vsource (Singapore) Pte Ltd	Singapore
Vsource Taiwan Insurance Broker Limited Company	Taiwan